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                         July 21, 2021

       Joshua Lee, Esq.
       General Counsel
       Origin Materials, Inc.
       930 Riverside Parkway, Suite 10
       West Sacramento, CA 95605

                                                        Re: Origin Materials,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 15, 2021
                                                            333-257931

       Dear Mr. Lee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tom
Kluck at 202-551-3233 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Matthew P. Dubofsky